Exhibit 17.1

June 2, 2017

To the Members of the Board of

Microphase Corporation

Dear Gentlemen of the Board:

This letter shall serve as written notice that I hereby resign from my position as Chief Executive Officer (the “Company”) effective immediately. I will retain my position as President.

This resignation is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Sincerely,

/s/ Necdet Ergul

Necdet Ergul